Press Release from the Atlas Copco Group

For further informa[redacted]
Ronnie Leten, Bus [redacted] echnique
+32 (0)3 870 2938
Joanna Canton, M
+44 (0)7971 650 1

07021195

Atlas Copco has received approval to complete its acquisition of ABAC's compressor company

Stockholm, Sweden, February 13, 2007: Atlas Copco Italia S.p.A. has received conditional approval from the anti-trust authorities to acquire the Industrial Division of the ABAC Group S.p.A.. It had a turnover in 2006 of approximately BSEK 1.7 (MEUR 190) and some 650 employees. The estimated operating profit margin in 2006 was around 10%. The acquisition is scheduled to close on April 2.

The ABAC Group, headquartered in Turin, Italy, is a major manufacturer of piston compressors for the industrial market via the ABAC, BALMA and AGRE brands. It has a solid presence in the screw compressor market via the ALUP, ABAC and BALMA brands. The group has successfully established a presence in the distribution of compressors for small and medium sized industries and the automotive aftermarket. For more information visit www.abac.it.

For Germany the conditions consist of divestment of the German sales and service organization of ALUP GmbH. If the acquirer does not have a production site of compressors in Germany, Atlas Copco is also required to divest the production site of ALUP GmbH in Köngen. The acquirer will have the right to use the ALUP brand in the German market exclusively for 5 years.

For Austria, the conditions consist of the divestment of the AGRE brand name for screw compressors.

ABAC will become part of Atlas Copco Compressor Technique's Industrial Air division.

The Consumer Division of the ABAC Group, led by the company Nu Air Compressors and Tools, will remain under the control of the current group.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2006, Atlas Copco had 25 900 employees and revenues of BSEK 51 (BEUR 5.6). Learn more at www.atlascopco.com.

Industrial Air is a division within Atlas Copco's Compressor Technique business area. It develops, manufactures and markets oil-injected and oil-free air compressors and Quality Air solutions worldwide, under several brands, for all kinds of industries. The division focuses on professional service, air monitoring and connectivity solutions to further improve customers' productivity. The divisional headquarters and main production center are located in Antwerp, Belgium.

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